UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated 1 April, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains the following:-

1.             A Stock Exchange Announcement dated 2 March 2020 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.             A Stock Exchange Announcement dated 3 March 2020 entitled ‘RAKUTEN AND VODAFONE INVEST IN AST & SCIENCE’S SPACE VENTURE TO REACH MORE PEOPLE, DEVICES AND PLACES WITH MOBILE COVERAGE’.

3.             A Stock Exchange Announcement dated 3 March 2020 entitled ‘VODAFONE EXTENDS PARTNERSHIP AGREEMENT IN UKRAINE’.

4.             A Stock Exchange Announcement dated 5 March 2020 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’.

5.             A Media Announcement dated 6 March 2020 entitled ‘VODAFONE LAUNCHES INDUSTRY-WIDE INITIATIVE TO IMPROVE DIVERSITY AND REPRESENTATION WITHIN THE TECH SECTOR’.

RNS Number: 5594E

Vodafone Group Plc

02 March 2020

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 29 February 2020:

Vodafone’s issued share capital consists of 28,815,914,978 ordinary shares of US$0.20 20/21 of which 2,043,980,861 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,771,934,117. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number: 7666E

Vodafone Group Plc

02 March 2020

RAKUTEN AND VODAFONE INVEST IN AST & SCIENCE’S SPACE VENTURE TO REACH MORE PEOPLE, DEVICES AND PLACES WITH MOBILE COVERAGE

•                  AST & Science’s space-based network will be the first to connect directly to 4G — and in the future 5G — smartphones without any need for specialised satellite hardware.

•                  Other investors include: American Tower; Cisneros; Samsung NEXT; and founder Abel Avellan.

•                  The new investment brings the total capital raised by AST & Science to US$128 million.

TOKYO, LONDON, TEXAS— March 3, 2020 — Rakuten and Vodafone have become the lead investors in a venture to extend mobile coverage to more people and devices across the planet, using the first mobile broadband network that will be broadcast from space.

Branded SpaceMobile, the low-Earth-orbit (LEO), low-latency satellite network from AST & Science will be the first in the world to connect directly to standard smartphones. The company holds an extensive patent and IP portfolio for its ground and space technologies.

“SpaceMobile will be particularly transformative to the growing US$1 trillion annual global mobile market because it will eliminate the coverage gaps faced by today’s five billion mobile subscribers moving in and out of connectivity every day. It will also help the world’s most under-served communities to access the latest mobile services much sooner than predicted, helping more people to access the digital economy,” said Abel Avellan, AST & Science chairman and CEO.

AST & Science will initially offer 4G services to partner networks globally, with 5G delivered in the future. The SpaceMobile network will enable seamless roaming to and from terrestrial cellular networks at comparable data rates without any need for specialised satellite hardware.

In addition to its investment in AST & Science, Vodafone has agreed to a strategic partnership and will contribute technical, operational and regulatory expertise in support of the global deployment of SpaceMobile.

Nick Read, CEO, Vodafone Group, said: “At Vodafone we want to ensure everyone benefits from a digital society — that no-one is left behind. We believe SpaceMobile is uniquely placed to provide universal mobile coverage, further enhancing our leading network across Europe and Africa - especially in rural areas and during a natural or humanitarian disaster - for customers on their existing smartphones.”

“AST & Science’s SpaceMobile venture is a perfect fit for us,” said Mickey Mikitani, chairman and CEO of Rakuten. “Our investment is part of our broader strategy to become a leading mobile network operator in Japan and a global solution provider to markets around the world. Rakuten’s strategic investment with AST & Science has the potential to support our efforts to connect users across Japan through mobile innovation, expanding national coverage from metropolitan to remote areas and bolstering the network in times of natural disaster.”

AST & Science successfully tested its SpaceMobile technology aboard the BlueWalker 1 satellite, launched in April 2019, and has been further validating the technology following that initial flight.

The new investment brings the total capital raised by AST & Science to US$128 million, including the early investments from Cisneros and founder Abel Avellan. Barclays served as financial advisor to the company.

- ends -

Media Contacts:

Vodafone Group

Media Relations

www.vodafone.com/media/contact

For AST & Science

Scott Cianciulli

The Plunkett Group

(212) 739-6753

scott@theplunkettgroup.com

For Rakuten

Corporate Communications Department

Rakuten, Inc.

global-pr@mail.rakuten.com

(+81) 50-5817-1104

About AST & Science

AST & Science is building the first, and only, broadband cellular network in space to operate directly with standard, unmodified mobile devices based on our extensive IP and patent portfolio. Our team of engineers and space scientists are on a mission to eliminate the connectivity gaps faced by today’s five billion mobile subscribers and finally bring broadband to the billions who remain unconnected. Learn more at www.ast-science.com.

About Rakuten

Rakuten, Inc. (TSE: 4755) is a global leader in internet services that empower individuals, communities, businesses and society. Founded in Tokyo in 1997 as an online marketplace, Rakuten has expanded to offer services in e-commerce, fintech, digital content and communications to approximately 1.4 billion members around the world. The Rakuten Group has over 20,000 employees, and operations in 30 countries and regions. For more information visit https://global.rakuten.com/corp/ .

About Vodafone Group

Vodafone Group is one of the world’s leading telecoms and technology service providers. We have extensive experience in connectivity, convergence and the Internet of Things, as well as championing mobile financial services and digital transformation in emerging markets.

Vodafone Group has mobile operations in 24 countries, partners with mobile networks in 42 more, and fixed broadband operations in 19 markets. As of 31 December 2019, Vodafone Group had approximately 625 million mobile customers, 27 million fixed broadband customers and 22 million TV customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

RNS Number: 8194E

Vodafone Group Plc

03 March 2020

3 March 2020

VODAFONE EXTENDS PARTNERSHIP AGREEMENT IN UKRAINE

Following the change of ownership of Vodafone Ukraine, Vodafone Group has extended its partnership agreement with the company.

Vodafone Ukraine will continue to use the Vodafone brand, and the company will also enjoy direct access to Vodafone’s central procurement and roaming services. The new agreement looks to deliver further synergies, with the two companies collaborating on a range of consumer and business products. This includes ongoing support for Vodafone Ukraine’s recently launched IoT managed connectivity service, which leverages Vodafone Group’s world-leading IoT platform. Vodafone will also provide strategic and operational network and IT support, and there is scope for further future collaboration on the digital reform of public services and smart city solutions in Ukraine.

The partnership to date has seen Vodafone Ukraine incorporate a number of Vodafone’s global assets into local services, like the My Vodafone App, and self-care solutions. It has also seen the rollout of products and services used by Vodafone customers around the world, such as unlimited data tariffs, Roam Like Home and Vodafone Red tariffs.

Vodafone Partner Markets Chief Executive Diego Massidda said: “We have enjoyed a close relationship with Vodafone Ukraine for the last five years, and we are delighted that this will continue under their new owners. We look forward to continuing to bring the best of Vodafone’s international services and expertise, providing strategic advice and sharing global best practice for the benefit of their customers.”

Vodafone Ukraine’s Chief Executive Officer Olga Ustynova, said: “Vodafone Group’s continuing support and partnership with Vodafone Ukraine reflects the potential and attractiveness of Ukraine. As we continue to develop and expand the country’s digital expertise, we are confident that our collaboration will help us reach our full potential.”

- ends -

For further information

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	ir@vodafone.co.uk

About Vodafone Group

Vodafone Group is one of the world’s leading telecoms and technology service providers. We have extensive experience in connectivity, convergence and the Internet of Things, as well as championing mobile financial services and digital transformation in emerging markets.

Vodafone Group has mobile operations in 24 countries, partners with mobile networks in 42 more, and fixed broadband operations in 19 markets. As of 31 December 2019, Vodafone Group had approximately 625 million mobile customers, 27 million fixed broadband customers and 22 million TV customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

About Vodafone Partner Markets

Vodafone’s Partner Markets team works to form strategic alliances with operators all over the world, partnering to offer a range of global products and services that extend Vodafone’s reach into local markets.  Vodafone Partner Market agreements vary from roaming and service resale to full partner branding.  Established in 2002, Vodafone Partner Markets now partners with 28 companies in 43 countries.

About Vodafone Ukraine

Vodafone Ukraine is one of the largest wireless providers in Ukraine. Its 3G network covers 86% of population of Ukraine and 4G covers 69% of its population. Vodafone Ukraine provides mobile services to 19,8 million subscribers. For more information, please visit: www.vodafone.ua.

RNS Number: 1959F

Vodafone Group Plc

05 March 2020

VODAFONE GROUP PLC

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Purchase of shares

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Margherita Della Valle
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.3938	71,246

d)	Aggregated information: volume, Price	Aggregated volume: 71,246 Ordinary shares Aggregated price: GBP 99,302.67
e)	Date of the transaction	2020-03-05
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Joakim Reiter
2	Reason for the notification
a)	Position/status	Group External Affairs Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.3938	71,246

d)	Aggregated information: volume, Price	Aggregated volume: 71,246 Ordinary shares Aggregated price: GBP 99,302.67
e)	Date of the transaction	2020-03-05
f)	Place of the transaction	London Stock Exchange (XLON)

News Release

07.00 GMT on 6th March 2020

VODAFONE LAUNCHES INDUSTRY-WIDE INITIATIVE TO IMPROVE DIVERSITY AND

REPRESENTATION WITHIN THE TECH SECTOR

•      Industry leaders Ericsson and Nokia among first to join Vodafone in pledge to ‘change the face’ of technology

•      International research shows that a majority of respondents describe technology as young, white, middle-class and male*

•      Vodafone announces global strategy to increase women’s access to careers in the technology industry through its Future Jobs Finder tool

•      Working with WEConnect International, Vodafone will boost diversity and inclusion in its supply chain

6th March 2020 - Ahead of International Women’s Day, Vodafone has today announced #ChangeTheFace, a new industry-wide initiative calling on technology leaders to join and make a pledge to increase diversity and equality in the sector.

An international survey among 8,000 people highlights the need for change across the industry*:

•      When asked to describe technology as a person, the majority of respondents answered that the person would be young, white, middle-class and mostly male

•      Only 13% of women in UK, 18% of women in Ireland, and 20% of women in Germany think jobs in tech are for people like them

•      One third of people (33%) feel alienated by modern technology advertising, with women less likely than men to think that tech ads are aimed at them

•      Additional research shows that in Europe, women represent only 21.5% of all workers in digital jobs**

The #ChangeTheFace initiative aims to build a community of individuals and organisations who can be a force for positive change within the industry. Ericsson and Nokia are the first to join Vodafone in making their pledges.

“#ChangeTheFace is Vodafone’s commitment to improving our diversity and inclusion at Vodafone,” said Nick Read, CEO of Vodafone Group Plc. “We are urging the technology industry to act now so we build a digital future that reflects society and works for everyone.”

By signing up at www.change-the-face.com, individuals can make their own pledge to address inequalities and eradicate bias and discrimination in the sector. Today’s launch will kick-start an ongoing programme of activity, including an inaugural, industry-wide #ChangeTheFace awards in 2021, to recognise champions of inclusion.

#ChangeTheFace builds on Vodafone’s work to increase equality and inclusion for customers, colleagues, communities and co-partners over the last decade. Further commitments launched today include a revised version of the Future Jobs Finder tool and several initiatives designed to boost diversity and inclusion in its supply chain.

The updated Future Jobs Finder aims to address the declining numbers of women entering technology roles and encourage broader audiences to explore careers in the sector***. Features include:

•      A series of quick psychometric tests, which match an individual’s aptitudes and interests to specific job opportunities and relevant skills training for the digital economy

•      Case studies of women succeeding in technology roles, who have not followed traditional scientific routes

•      Links between the skills acquired in non-technical background areas, such as Art subjects, to a range of tech careers

A marketing campaign to promote the Future Jobs Finder aims to reach 100 million women over the next couple of weeks in 20 countries. The bold, confident and colourful portraits featuring the real ‘faces of tech’ have been shot by London based photographer Imogen Forte. The campaign reinforces Vodafone’s commitment to representing diversity through its brand. Vodafone joined the UN Women’s Unstereotype Alliance in 2019, and has become the first European partner of #SeeHer.

In addition, Vodafone aims to increase diversity and inclusion within its supply chain to represent the society we operate in by:

•      Joining WEConnect International’s global network to connect with more women-owned businesses worldwide

•      Exploring the use of blockchain as part of a new process to promote and verify diverse suppliers through Trust Your Supplier

•      Implementing diversity criteria to influence procurement decisions alongside other standard criteria, such as safety, value, delivery and technology when we invite suppliers to tender for business

Vodafone is committed to expanding its work with #ChangeTheFace to ensure that the technology industry represents society, and to create an inclusive digital future that works for everyone.

*Opinium survey commissioned by Vodafone on global perceptions of technology and representation among 8,504 people in 10 countries: UK, Ireland, South Africa, India, Spain, Italy, Germany, Hungary, Greece and Turkey. Respondents who said mostly “male” were those surveyed in UK, Ireland, India, Germany, and Hungary

**”Women in the Digital Age” study by the European Commission (2018)

***The share of women in the digital sector is decreasing: women make up 13% of the graduates in ICT-related fields working in digital jobs compared to 15% in 2011 - “Women in the Digital Age” study by the European Commission (2018)

- ends -

Notes to Editors

Images and video available for download here: https://flic.kr/s/aHsmLMSzez

About Vodafone Group

Vodafone Group is one of the world’s leading telecoms and technology service providers. We have extensive experience in connectivity, convergence and the Internet of Things, as well as championing mobile financial services and digital transformation in emerging markets.

Vodafone Group has mobile operations in 24 countries, partners with mobile networks in 42 more, and fixed broadband operations in 19 markets. As of 31 December 2019, Vodafone Group had approximately 625 million mobile customers, 27 million fixed broadband customers and 22 million TV customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

Ericsson’s pledge

Ericsson strives towards true inclusion, treasuring diversity to build a new network of innovators. From community outreach to platforming a variety of role models in our teams, we create diversity and inclusion in everything we do. We remain committed to creating a space for everyone to bring their unique perspective. We represent 167 nationalities across the company and 30% of our executive population are women, because we understand that it’s all of our responsibility to inspire and support the next generation of thinkers. Read more here: https://www.ericsson.com/en/about-us/diversity-and-inclusion/our-commitment/gender

About Ericsson

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

Nokia’s pledge

To continue to break the glass ceiling and ensure our people, our customers and all our stakeholders benefit from gender balance at Nokia, we continue to fight for inclusive organizational cultures that do not disadvantage women, for gender neutrality in all roles across technology careers, and for leadership which endorses both women and men in unbiased ways. As part of this commitment, Nokia eradicated unexplained gender pay gaps across its workforce and is committed to keeping them closed.

About Nokia

We create the technology to connect the world. Only Nokia offers a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. With our commitment to innovation, driven by the award-winning Nokia Bell Labs, we are a leader in the development and deployment of 5G networks.

Our communications service provider customers support more than 6.4 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,300 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia

About inclusion and gender equality at Vodafone

Vodafone believes that the opportunities of a better digital future should be accessible to all, and is committed to ensuring that no one is left behind.  Through our technology, we are working to bridge the divides that exist and help people to contribute equally and fully to society.

•      We are committed to becoming the world’s best employer for women by 2025, helping thousands of women to progress their careers.

•      We aim to connect an additional 50 million women in emerging markets to mobile by 2025. Through specially designed products and services, we have already reached an additional 19.4 million women in our emerging markets, helping to improve health and wellbeing, create financial inclusion and increase safety and security.

•      In October 2019, Vodafone announced that all Vodafone employees worldwide will be offered 16 weeks of fully paid parental leave, giving every parent the opportunity to have more time with children new to their family. Any employee whose partner is having a baby, adopts a child or becomes a parent through surrogacy will have the flexibility to take up to 16 weeks paid leave at any time during the first 18 months. Vodafone employees will also be able to phase their return from parental leave by working the equivalent of a 30-hour week at full pay for a further six months.

•      In March 2015, Vodafone pioneered a global maternity policy, offering women across Vodafone’s markets and operations a minimum of 16 weeks fully paid maternity leave and a 30-hour week at full pay for the first six months after their return to work.

•      In 2017, Vodafone launched ReConnect, a programme to employ 1,000 talented women who have left the workplace for several years — often to raise a family — who want to return to work.

•      In 2019 Vodafone introduced a global domestic violence and abuse policy to provide support and 10 days paid ‘safe’ leave to employees experiencing domestic abuse in all markets.

•      In 2018 Vodafone Foundation launched Bright Sky in the UK, offering information, advice and links to support services to people affected, and in 2019 announced that it will roll out the app in nine further markets and other ‘apps against abuse’ across Vodafone’s footprint. Close to a million people have benefitted from the services, including: the Bright Sky app, which has been downloaded nearly 25,000 times; TecSOS technology, which has helped more 100,000 high-risk survivors of domestic violence in five countries; Easy Rescue, which has supported over 300,000 women in Turkey; and gender based violence hotlines in South Africa and Kenya, which have connected over 500,000 victims to help during crisis.

•      Vodafone is a partner of UN Women’s HeForShe IMPACT 10x10x10 initiative. As a HeForShe Champion, one of our three IMPACT Commitments is to expand access to mobile as a tool for women’s empowerment.

About the Future Jobs Finder

Vodafone has worked with specialist psychologists, careers advisers and training providers to develop a smartphone-based service - called the Future Jobs Finder - that offers people a gateway to new skills and opportunities for employment in the digital economy.

The first step in the Future Jobs Finder is a series of quick psychometric tests designed to identify each individual’s aptitudes, and interests and then map these to the most appropriate job category in the digital economy. In the second step, the individual is directed to specific job opportunities in their chosen location, including opportunities with Vodafone. Users can also access relevant online digital skills training providers, with many of these courses available for free. On completing the tests, users also receive a summary of their skills and interests that can be used on their C.V. or in a job application.

In 2018 Vodafone committed to supporting 10 million young people to access digital skills, learning and employment opportunities by 2022.

Women in technology at Vodafone

Vodafone has placed specific focus on increasing the proportion of women in technology roles, particularly within senior roles. Initiatives such as ensuring that female candidates are included in interview shortlists and setting internal targets have helped increase the proportion of females working in technology. Vodafone also uses a debiasing toolkit for job descriptions which aims to guide recruiters and hiring managers when writing job descriptions to remove unconscious bias from the language.

Through our Women in Technology network, we are working to better support women in technology roles. This now has more than 1,300 members and holds quarterly webinars and local face-to-face meetings. Programmes such as #Codelikeagirl, and our work with schools and universities to promote women in technology, underpin our wider strategy to have a positive impact on women taking up technology careers.

About WEConnect International

WEConnect International is a global network that connects women-owned businesses to qualified corporate buyers so they can grow their businesses. Their mission is simple: a world in which women have the same opportunity as men to design and implement business solutions that create wealth and ensure the sustainable prosperity of their communities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: April 1, 2020	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary